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                                                                    EXHIBIT 99.1

                                  PRESS RELEASE
                            No.TEL.505/PR.000/UHI/02

                  THE GOVERNMENT IN PRINCIPLE APPROVED TARIFF
                   ADJUSTMENT FOR DOMESTIC FIXED LINE SERVICE
                                FOR THE YEAR 2003



BANDUNG, 19 DECEMBER,2002, It is hereby announced that the Minister of Communication through letter Number.PR.304/2/4-PHB2002, dated December 17th, 2002, in principle approved the implementation of tariff adjustment for Domestic Fixed Line Service for the year 2003.

Further, it is hereby affirmed that the tariff adjustment among other things should:
1.   implement rebalancing method.
2.   realize of the development of lines in service.
3.   select the proper timing after socialization to the public.





SETIAWAN SULISTYONO
Head of Investor Relations

For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.

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BANDUNG:                        JAKARTA:
PHONE: 62-22-4527337            PHONE: 62-21-5215109
FAX:   62-22-7104743            FAX:   62-21-5220500
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E-mail:  investor@telkom.co.id
Website: www.telkom.co.id